

January 19, 2023

Andrew E. Page
Chief Financial Officer
Foot Locker, Inc.
330 West 34th Street
New York, New York 10001

>   **Re: Foot Locker, Inc.**
>   **Form 10-K for Fiscal Year Ended January 29, 2022**
>   **Filed March 24, 2022**
>   **Form 8-K**
>   **Filed November 18, 2022**
>   **File No. 001-10299**

Dear Andrew E. Page:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on November 18, 2022

Exhibit 99.2 - Investor Presentation, page 4

1.   We note you present Non-GAAP EPS. However, you have not provided the Non-GAAP disclosure required by Item 10(e)(1)(i) of Regulation S-K. Please revise accordingly.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Trade & Services